Exhibit 99.2

Obsidian Energy Announces Up to $22.5 Million Equity Issue

•	Proceeds to pay for acquisition of 45 percent partnership interest in Peace River Oil Partnership

CALGARY, November 2, 2021—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce it has filed and been receipted for a preliminary short form prospectus with the securities commissions in each of the provinces of Canada, other than Québec, in connection with a “best efforts” marketed equity offering of subscription receipts (“Subscription Receipts”) for minimum gross proceeds of $12.5 million and maximum gross proceeds of $22.5 million (the “Offering”), in connection with its previously announced purchase and sale agreement to acquire the remaining 45 percent partnership interest in Peace River Oil Partnership (the “Acquisition”). Final pricing of the Subscription Receipts offered under the Offering (the “Offering Price”) and the determination of the number of Subscription Receipts to be sold pursuant to the Offering will be determined in the context of the market prior to the filing of the amended and restated short form prospectus in respect of the Offering.

The Offering is being conducted by a syndicate of agents (the “Agents”) and is subject to customary closing conditions, including, but not limited to, the execution of an agency agreement and the receipt of all necessary regulatory approvals, including the approval of the securities regulatory authorities and the Toronto Stock Exchange. The net proceeds from the Offering will be used to repay and permanently reduce on a pro rata basis the non-revolving term loan of the Company’s credit facility and its outstanding senior notes. Funds will subsequently be redrawn from the revolving term loan of the credit facility and loaned to the wholly-owned entity of Obsidian Energy to fund the Acquisition.

The Company has granted the Agents an option (the “Over-Allotment Option”) to offer and sell that numbers of additional Subscription Receipts as is equal to 15 percent of the aggregate number of Subscription Receipts sold under the Offering on the same terms and conditions as the Offering. The Over-Allotment Option is exercisable at any time for a period of 30 days after the closing of the Offering.

The Subscription Receipts will be offered in all Canadian provinces, excluding Québec, by way of a short form prospectus and in the United States on a private placement basis to a limited number of “accredited investors” pursuant to the registration exemptions provided by Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The gross proceeds from the sale of Subscription Receipts pursuant to the Offering will be held in escrow pending the completion of the Acquisition. If all conditions to the completion of the Acquisition are satisfied or waived (other than funding the portion of the purchase price therefor to be financed with the net proceeds of the Offering) and Obsidian Energy has confirmed the same to the Agents before 5:00 p.m. (Calgary time) on December 31, 2021, the net proceeds from the sale of the Subscription Receipts will be released from escrow to Obsidian Energy, and each Subscription Receipt will automatically be exchanged for one Common Share for no additional consideration and without any action on the part of the holder. If: (i) the Acquisition is not completed at or before 5:00 p.m. (Calgary time) on December 31, 2021; (ii) the Agreement is terminated in accordance with its terms; or (iii) the Company advises the Agents or formally announces to the public by way of a news release or otherwise that it does not intend to proceed with the Acquisition then the purchase price for the Subscription Receipts will be returned pro rata to subscribers, together with a pro rata portion of interest earned on the escrowed funds. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering is expected to close during the week of November 15, 2021.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Subscription Receipts and underlying Common Shares, have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the securities described herein may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from such registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Obsidian Energy in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Obsidian Energy believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

This news release contains, without limitation, forward-looking statements pertaining to the following: the anticipated closing date of the Offering; the anticipated uses of the net proceeds from the Offering; the expected draw on the revolving term loan of the credit facility to fund the Acquisition; the anticipated jurisdictions in which subscription receipts will be offered; and the anticipated repayment under the senior notes.

With respect to forward-looking statements contained in this news release, Obsidian Energy has made assumptions regarding, among other things: the Company’s ability to close the Offering, on a timely basis and on the terms expected; fulfillment by the Agents in respect of the of their obligations pursuant to the agency agreement and the entering into thereof; the receipt of all required regulatory approvals in respect of the Offering; the timing of the Acquisition and the Offering; conditions in general economic and financial markets; and access to capital.

Some of the risks that could affect the Company’s future results and could cause actual results to differ materially from those expressed in the forward-looking statements include: the continuing impact of COVID-19 and developments related to the variants thereof on economic activity and demand for oil and natural gas; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of royalty reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the Acquisition; risks related to the environment and changing environmental laws, such as, carbon tax and methane emissions regulations; geological, technical, drilling, and processing problems; currency exchange rate fluctuations; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and the inability of the Company to complete some or all of the financings required to fund the purchase price for the Acquisition (on acceptable terms or at all) or to satisfy all of the conditions to closing the Acquisition.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in Obsidian Energy’s annual information form for the year ended December 31, 2020 which is available under Obsidian Energy’s profile on SEDAR at www.sedar.com.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

Contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

3